Mail Stop 4-06

      June 16, 2005


Greg Wilson - Chief Financial Officer
Concurrent Computer Corporation
4375 River Green Parkway
Suite 100
Duluth, GA 30096

	Re:	Concurrent Computer Corporation
      Form 10-K for the Fiscal Year Ended June 30, 2004
Forms 10-Q for Fiscal Quarters Ended September 30, 2004, December
31,
2004 and March 31, 2005
      File No. 000-13150

Dear Mr. Wilson:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Revenue Recognition and Related Matters, page 52

1. We note from disclosures within the filing that your customers include government agencies. Considering this, us how you considered paragraphs 32 - 33 of SOP 97-2 in accounting for fiscal funding
clauses, if any, included in your software arrangements.     Also
tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.
2. Your Revenue Recognition policy does not appear to address all the revenue streams of your Company which appear to include, but are not limited to, long-term contracts involving customization, license fees, hardware, software maintenance, hardware maintenance, other software sales and video streams purchased. For example you disclose that you recognize revenue pursuant to SOP 97-2 and SOP 98-9 but it is not evident from this disclosure whether you recognize revenue for hardware, hardware maintenance, video streams "purchased" pursuant to these standards. Tell us how you recognize revenue for each of your revenue streams, the authoritative literature that applies, how you determine the fair value for each element in multiple element arrangements and whether software is integral to the functionality of hardware you sell. In your response specifically address your consideration of EITF 00-21, FTB 90-1 and EITF 03-5 as they relate to your revenue recognition policy for products and services.
3. Your disclosure for multiple elements does not appear to fully comply with the SAB 104, Topic 13.B Question 1, in regards to clearly stating the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Tell us how you plan to more fully comply with this guidance.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Megan Akst, Staff Accountant, at (202) 551-
3407
or Tom Ferraro, Senior Staff Accountant who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

							Very truly yours,



							Craig Wilson
      Senior Assistant Chief Accountant
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Greg Wilson
Concurrent Computer Corporation
June 16, 2005
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